Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

ACQUISITION OF SHARES BY A CONTROLLING SHAREHOLDER

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis.

The Company was notified by China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company, that as at 23 December 2020, CNOOC has acquired an aggregate of 253,880,000 ordinary shares of the Company on market, (collectively, the “Acquisitions”), representing approximately 0.57% of the total issued shares of the Company as at the date of this announcement.

Immediately before the Acquisitions, CNOOC held an aggregate of 28,772,727,273 shares through its wholly-owned subsidiaries, Overseas Oil & Gas Corporation, Ltd. and CNOOC (BVI) Limited, representing approximately 64.44% of the total issued shares of the Company as at the date of this announcement. Following the completion of the Acquisitions, CNOOC was interested in 29,026,607,273 shares, representing approximately 65.01% of the total issued shares of the Company as at the date of this announcement.

The Acquisitions did not trigger CNOOC any mandatory general offer obligations under The Codes on Takeovers and Mergers and Share Buy-backs.

The board of directors of the Company (the “Board”) is of the view that the Acquisitions demonstrate CNOOC’s confidence in the prospects of the Company.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 28 December 2020

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong